Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

2 September 2016

Appendix 3B & Cleansing Notice

SYDNEY, AUSTRALIA – Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) Prima advises that in relation to the issuance of ordinary shares as further detailed in the attached Appendix 3B, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001(Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(a)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(b)	section 674 Corporations Act; and

3.	As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

Yours faithfully

Tom Bloomfield

Company Secretary

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Prima BioMed Ltd

ABN
90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	a)	Ordinary Shares
		b)	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a)	7,333,333 ordinary shares on exercise of performance rights.
		b)	3 ordinary shares on exercise of an equivalent number of listed options (Options Exercise).

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

3

Principal terms of the

+securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if

+convertible securities, the conversion price and dates for conversion)

		a) b)	Pari passu with existing Ordinary Shares (PRR) Pari passu with existing Ordinary Shares (PRR)

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•       the date from which they do

•       the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•       the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		a)	Yes (PRR)
		b)	Yes (PRR)

5	Issue price or consideration	a)	nil
		b)	$0.20 per Share (with respect to the Shares issued following the Options Exercise).

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	a)	Exercise of performance rights issued under the Executive Incentive Plan following vesting on 5 August 2016.
		b)	Shares issued on Options Exercise.

6a

Is the entity an +eligible entity

that has obtained security

holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h

in relation to the +securities the

subject of this Appendix 3B, and

comply with section 6i

Yes, although these securities are not being issued under Listing Rule 7.1A

6b	The date the security holder resolution under rule 7.1A was passed	25 November 2015

6c	Number of +securities issued without security holder approval under rule 7.1	n/a

6d	Number of +securities issued with security holder approval under rule 7.1A	n/a

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	n/a

6f	Number of +securities issued under an exception in rule 7.2	a)	7,333,333 ordinary shares under exception 9(b)
		b)	3 ordinary shares under exception 4

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	n/a

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	n/a

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

		2 September 2016

		Number		+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	2,068,964,280		Ordinary shares (ASX: PRR)
		77,378,693		Options exercisable at $0.20 on or before 19 June 2017 (PRRO)

		Number	+Class - Options
9	Number and +class of all	Amount	Exercise Price	Expiration Date
		1,515,752	$0.0774	30 June 2018
		165,116	$0.0774	30 June 2018
		147,628,500	$0.05019	12 December 2018
		371,445,231	$0.0237	4 August 2020
		793,103	$0.057	30 October 2020
		1,026,272	$0.040	7 March 2021
		8,475,995	$0.025	4 August 2025

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

		Number	+Class - Performance Rights
		Amount	Type	Expiration Date
		1,538,462	STI	1 December 2016
		1,486,326	STI	5 August 2017
		30,918,333	LTI	30 October 2018
		20,666,667	PRs	The PRs will expire between 30 days to 12 months after the vesting date of 5 August 2017
		3,431,373	NED PRs	Each tranche of NED PRs will expire 30 days from each tranche vesting date indicated in the appendix 3B released on 26 November 2014.
		13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Pro rata issue

11	Is security holder approval required?	n/a

12	Is the issue renounceable or non-renounceable?	n/a

13	Ratio in which the +securities will be offered	n/a

14	+Class of +securities to which the offer relates	n/a

15	+Record date to determine entitlements	n/a

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

17	Policy for deciding entitlements in relation to fractions	n/a

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

n/a

19	Closing date for receipt of acceptances or renunciations	n/a

20	Names of any underwriters	n/a

21	Amount of any underwriting fee or commission	n/a

22	Names of any brokers to the issue	n/a

23	Fee or commission payable to the broker to the issue	n/a

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	n/a

25	If the issue is contingent on security holders’ approval, the date of the meeting	n/a

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	n/a

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a

28	Date rights trading will begin (if applicable)	n/a

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

29	Date rights trading will end (if applicable)	n/a

30	How do security holders sell their entitlements in full through a broker?	n/a

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	n/a

32	How do security holders dispose of their entitlements (except by sale through a broker)?	n/a

33	+Issue date	n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	n/a

39	+Class of +securities for which quotation is sought	n/a

40	Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state:	n/a
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	n/a

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	n/a

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 2 September 2016
Company Secretary

Print name:	Tom Bloomfield

+	See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 10

Appendix 3B – Annexure 1

Calculation of placement capacity under

rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue		1,974,298,018
Add the following:
•	Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2	23,644,081
•	Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval
•	Number of partly paid +ordinary securities that became fully paid in that 12 month period
Note:
•	Include only ordinary securities here – other classes of equity securities cannot be added
•	Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
•	It may be useful to set out issues of securities on different dates as separate line items
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period		Nil
“A”		1,997,942,099

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	299,691,315
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:	41,819,375
• Under an exception in rule 7.2
• Under rule 7.1A
• With security holder approval under rule 7.1 or rule 7.4
Note:
• This applies to equity securities, unless specifically excluded – not just ordinary securities
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items
“C”	41,819,375
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	299,691,315
Subtract “C” Note: number must be same as shown in Step 3	41,819,375
Total [“A” x 0.15] – “C”	257,871,940 [Note: this is the remaining placement capacity under rule 7.1]

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Part 2
Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	1,997,942,099
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	199,794,210
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A	31,022,181
Notes:
• This applies to equity securities – not just ordinary securities
• Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed
• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
• It may be useful to set out issues of securities on different dates as separate line items
“E”	31,022,181

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	199,794,210
Subtract “E” Note: number must be same as shown in Step 3	31,022,181
Total [“A” x 0.10] – “E”	168,772,029 Note: this is the remaining placement capacity under rule 7.1A

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889